January 17, 2007




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:    Larry Spirgel
              Assistant Director
              Mail Stop 3720

                  Re:      Leucadia National Corporation.
                           Form 10-K for the year ended December 31, 2005 Filed March 8, 2006
                           Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed November 3, 2006
                           Form 10-Q for the Quarter Ended September 30, 2006 Filed November 9, 2006
                           File No.: 1-5721

Dear Mr. Spirgel:

Reference is made to your letter of December 14, 2006 (the "December 14, 2006 Letter"). On behalf of Leucadia National Corporation ("Leucadia"), set forth below is each numbered paragraph of the December 14, 2006 Letter followed by the response of Leucadia to each comment contained in the December 14, 2006 Letter. The number of each response corresponds to the number of the comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-K/A for the Fiscal Year Ended December 31, 2005

Parent Company Liquidity, pages 3 and 4

1. Please refer to prior comment 2. Based on your response, we have to following comments.

      o Please define "readily available" and disclose that this is a non-GAAP measure.


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Larry Spirgel
January 17, 2007
Page 2



      o Please provide detailed disclosures why you believe that the "readily available" liquidity measure is useful to investors. Your discussion should, at a minimum, disclose: (1) the manner in which management uses the non-GAAP measure to conduct or evaluate the business; (2) the economic substance behind management's decision to use such a measure; (3) the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, cash and cash equivalents; and (4) the manner in which management compensates for these limitations when using the non-GAAP financial measure.

      o Please provide a reconciliation of the cash and short-term bonds and notes of U.S. Government and its agencies of $1,198,700,000 to pages F-3 and F-22, U.S. Government-Sponsored Enterprises of $261,300,000 to page F-22, the equity investment in Level 3 of $330,100,000 to page F-23 and other publicly traded debt and equity securities of $580,400,000 to pages F-22 and F-23.

                  The Company does not believe that its aggregation of three line items reflected on the face of its consolidated balance sheet (current investments, non-current investments and cash and cash equivalents) is a non-GAAP measure because (1) such amount can be readily computed from the financial statements, and (2) limiting the Company's definition of liquidity to just cash and cash equivalents would not be appropriate given the nature of the investment portfolio and the nature of the Company's business. If the Company requires funds to make acquisitions, investments or to satisfy any of its obligations, the vast majority of amounts classified as investments (both current and long-term) are available to meet those needs. Although securities classified as current and non-current investments are not as immediately available to satisfy the Parent's liquidity needs, they can be easily converted to cash within a short period of time such that there is no meaningful distinction for purposes of identifying sources of liquidity. As a result of its conversations with the Staff and to comply with this comment, the Company will replace the second full paragraph under "Liquidity and Capital Resources" of Item 7 in its Form 10-K/A with the new paragraph attached as Exhibit A.

2. Please refer to prior comment 3. We note that the underlying agreement with respect to the sale of the Level 3 stock included permissible block trades. Because some portion of and the entire security holding can be sold within one year and you considered this investment as "readily available," it appears to us that the investment is a current asset. Please revise or advise. Refer to footnote 2 and paragraph 17 of SFAS 115.

                  Footnote 5 to paragraph 17 of SFAS 115 indicates that "...the term current assets is used to designate cash anzd other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed

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Larry Spirgel
January 17, 2007
Page 3



                  during the normal operating cycle of the business." The Company's policy is to classify unrestricted investments with a maturity date of less than one year as current assets, and to classify investments without a maturity date (principally equity securities like the Level 3 stock) as non-current investments, unless the Company reasonably expects to sell such investments within one year from the balance sheet date. With respect to the Level 3 stock, because the Company did not reasonably expect to sell the shares within one year from the balance sheet date, classification as a non-current available for sale investment was deemed appropriate. The Company's disclosure (as revised in Exhibit A) that it considers the shares to be available to meet its liquidity needs means that it could sell the shares at any time, but not that it reasonably expects to. The Company believes that its disclosure and classification is appropriate.

Consolidated Liquidity, page 6
------------------------------

3.    Please refer to prior comment 4.

      o In your response, you stated that the proceeds from SBC's funding of WilTel's investing activities were $25,000,000. However, on page 6 of your Form 10-K/A, you disclosed that the "Net cash provided by operating activities increased . . . . in 2004 . . . due principally to funds provided by WilTel . . . of $189,600,000 (including $25,000,000 of pre-funded capital expenditures from SBC). Please revise your disclosure and your Statement of Cash Flows to present the SBC pre-funded capital expenditures in investing activities.

      o In the last paragraph of your response herein, you stated that "as of the closing date of the sale of WilTel, the balance of non-current liabilities of discontinued operations that remained with WilTel were acquired by the buyer pursuant to the stock purchase agreement." However, on page F-19 of your financial statements, you disclosed that "prior to the closing, WilTel repaid its long-term debt obligations using its funds, together with $220 million of funds advanced by the Company." Please tell us what non-current liabilities remained with WilTel that the buyer acquired.

                  In its response to prior comment 4, the Company did not intend to suggest that the $25,000,000 received from SBC was classified as a component of cash flows from investing activities. As discussed on page 6 of the Company's Form 10-K/A, these funds are classified as a component of net cash flows from operating activities in the consolidated statement of cash flows for the year ended December 31, 2004.

                  SBC paid this amount in early 2004 pursuant to an agreement that obligated WilTel to return the funds to SBC once WilTel and SBC entered into a long term pricing agreement for voice transport services. The payment was treated as additional


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Larry Spirgel
January 17, 2007
Page 4



                  revenues from WilTel's largest customer, facilitating WilTel's extension of its network into geographic regions that were targeted by SBC as their new growth areas. The amount received was deferred in other current liabilities as a customer deposit on the Company's consolidated balance sheet until June 2005, and was always viewed as deferred revenue associated with the ultimate delivery of services. In June 2005 the agreement was amended to apply $18,000,000 of the pre-payment against amounts SBC owed to WilTel for voice transport services, with the remaining $7,000,000 retained by WilTel. The retained $7,000,000 was included with other SBC settlement amounts and amortized to revenue and other income until WilTel was sold. The Company believes that its classification and disclosure is appropriate.

                  Non-current liabilities that remained with the entity purchased by Level 3 principally consisted of asset retirement obligations, long-term deferred compensation, and unfavorable contract commitments. In addition, WilTel had non-current deferred revenue obligations that remained with the entity purchased by Level 3. Additional information was previously provided to the Staff on a supplemental basis in response to comment 4.

Note 5.  Discontinued Operations, pages F-19
--------------------------------------------

4. Please refer to prior comment 6. After reviewing your response, we have the following comments.

      o Tell us the difference between the value received of $833,500 which you referred to on page 4 of the Form 10-K/A and the gross consideration of $799,600 from the sale of WilTel as disclosed in
            Note 5 on page F-19.

      o Tell us what you mean by the statement on page 4 of the Form 10-K/A that you received value of $833,500, from the sale of WilTel, including . . . the "net book value of the retained assets and liabilities but reduced by the funds advanced to WilTel in 2005." Please clarify if "retained assets and liabilities" pertain to those assets and liabilities retained by you or WilTel.

      o We note that the difference between the gross consideration from the sale of WilTel ($799,300) and the net book value of WilTel assets acquired by the buyer ($689,300) results in a gain of $110,300. Please reconcile this to the $243,800 gain disclosed on page F-19.

      o As previous requested, please disclose in a note to the financial statements the carrying amounts of the major classes of assets and liabilities included as part of a disposal group that cover the period in which it is sold under paragraph 47(a) of SFAS 144. This

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Larry Spirgel
January 17, 2007
Page 5



            disclosure is required since major classes of assets and liabilities are not set separately presented on the face of your balance sheet. Based on your response, we understand that "WilTel's balance sheet accounts were material."

                  The $799.6 million is the sum of the fair value of the Level 3 stock received ($339.3 million) and the cash paid by Level 3 ($460.3 million, net of estimated working capital adjustments). The $833.5 million is the sum of the $799.6 million, the net book value of the assets and liabilities retained by Leucadia ($55.4 million) and the SBC receivable ($198.5 million), less the capital contribution the Company made to WilTel in August 2005 to enable WilTel to pay off its debt ($220 million).

                  As of December 31, 2005, the Company accrued $25.5 million for estimated working capital adjustments that would have to be paid to Level 3 during 2006. The amount accrued reduced the gain on disposal of discontinued operations; however, the accrual was reflected as an other current liability of the Company, not of the disposal group. The Company believes that its classification of the liability as part of continuing operations of the Company is the appropriate classification, because it is not a liability assumed by the buyer (reference is made to footnote 4 of SFAS 144), and in any case is not material to its consolidated balance sheet. In April 2006, the Company paid Level 3 $27 million in full satisfaction of its working capital adjustment and recorded a loss on disposal of discontinued operations for the excess paid over the amount accrued.

                  The retained assets and liabilities are the assets and liabilities retained by the Company, which is stated in the second sentence of the same paragraph on page 4. The components of the $833.5 million are discussed above, and the Company believes that all of those components had to be aggregated and disclosed in order to fully explain the financial impact resulting from the sale of WilTel.

                  As disclosed on page F-19, the gain on sale of WilTel also included the portion of the SBC receivable not yet recognized in income ($175.9 million), less the building impairment charge ($42.4 million). The net of those two amounts ($133.5 million) accounts for the difference between the $110.3 million and the $243.8 million.

                  The Company believes that paragraph 47(a) of SFAS 144 requires disclosure of the components of the assets and liabilities of the disposal group if they are included in the Company's consolidated balance sheets in the filing. The Company does not believe that paragraph 47(a) requires disclosure of the components of the assets and liabilities of the disposal group as of the disposal date. Therefore, the period to which paragraph 47(a) applies for this purpose is the Company's December 31, 2004 consolidated balance sheet. The balance sheet of the disposal group as of the disposal date was

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Larry Spirgel
January 17, 2007
Page 6



                  previously provided to the Staff on a supplemental basis in response to this comment.

                  With respect to WilTel's December 31, 2004 balance sheet, the Company reclassified its 2004 consolidated balance sheet to deconsolidate WilTel's balance sheet accounts into four categories that are reflected directly on the face of the consolidated balance sheet, current and non-current assets and liabilities. Although the Company recognizes that paragraph 47(a) requires a further breakdown of the assets and liabilities of the disposal group as of December 31, 2004, the Company believes that its reclassification of the December 31, 2004 balance materially complies with the requirements of paragraph 47(a), and that any further breakdown of the assets and liabilities of the disposal group is not meaningful on a qualitative or quantitative basis.

5. Please refer to prior comment 7. We note that the gain from the disposal of discontinued operations includes a $42.4 million impairment charge for the WilTel's headquarters building. Revise to include this charge in your income (loss) from continuing operations. See paragraph 25 of SFAS 144.

                  Prior to and subsequent to Leucadia's acquisition of WilTel, the headquarters facility functioned as WilTel's corporate office and network operations center. No other Company segments, operations or employees benefited from the use of the building, nor did any other Company entity contribute to the funding of the building's related costs. The Company did not wish to retain the WilTel headquarters building and wished to include it with the other assets being sold to Level 3; however, Level 3 insisted that it be excluded from the transaction as a condition of the sale agreement. The Company's agreement to retain the building was a consequence of its economic negotiations with Level 3; Level 3 did not want a redundant corporate headquarters and network operations center for a large telecommunications business (Level 3 has its own), and the Company was aware that the building's fair value was less than its carrying value if it was not part of a larger held and used asset group. The Company sold all of WilTel's operating business to Level 3, and the fact that the headquarters facility was retained does not suggest or indicate any continuing involvement in the disposed WilTel business; all of the personnel and functions which conducted WilTel's operations at the facility were transferred to Level
                  3. The Company has no further use for the building as an operating property, or for any of its other operations.

                  Prior to its entry into the agreement to sell WilTel to Level 3, the headquarters facility was part of a broader held and used asset group. As the negotiations with Level 3 reached a conclusion, a concurrent decision was made by the Company to sell WilTel's business to Level 3, and to retain the


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Larry Spirgel
January 17, 2007
Page 7



                  headquarters facility at Level 3's insistence. This decision removed the facility from the broader asset group; since the headquarters facility could no longer be considered part of that larger asset group it would have to be evaluated for impairment and recoverability based on its own cash flows. The Company anticipates selling the building; however, the building does not presently meet all of the criteria in paragraph 30 of SFAS 144 to be classified as held for sale. In the interim, portions of the property are being rented pursuant to agreements with Level 3 (to enable them to transition operations-deemed insignificant under EITF 03-13) and sublease agreements entered into with others before WilTel was sold. The headquarters facility is classified on the Company's consolidated balance sheet with other real estate investments.

                  Entering into the agreement to sell WilTel to Level 3 was the event that indicated and caused the carrying amount of the facility to not be recoverable (reference is made to paragraphs 8b and 8f of SFAS 144). The reason the building became impaired and became classified as an investment property is solely due to the agreement to sell WilTel to Level 3; it was not triggered by anything that happened after the sale to Level 3. The building was directly associated with the historical operations of WilTel (the disposed component) and has no association with the ongoing operations of the Company. Therefore, the Company believes that its accounting classification is in accordance with the criteria specified in paragraph 43 of SFAS 144 to reflect the results of operations of the disposed component, together with the direct impacts of the disposal transaction, in results of discontinued operations. In addition, the Company also considered paragraph 44 of SFAS 144, which discusses subsequent adjustments to previously reported discontinued operations amounts, and indicates that amounts directly related to the disposal transaction should be classified as discontinued operations. The Company considers the impairment of WilTel's former headquarters facility to be directly associated with the decision to dispose of WilTel's business. For similar reasons, the Company also classified the income recognized from the balance of the SBC receivable that had not previously been recognized in earnings ($175.9 million) with the gain on disposal in discontinued operations, even though that receivable was not sold to Level 3, because the transaction that gave rise to the SBC receivable was directly associated with the historical operations of WilTel. The Company believes that classification of the impact on its consolidated statement of operations of the building impairment and the income from the SBC receivable in discontinued operations is appropriate to fairly state the accounting gain reported from the WilTel sale and to fairly report the economic result achieved by the Company from this investment, and results in financial reporting that reflects the substance of the transaction.

                  Accordingly, the Company concluded that classification of the impairment loss in discontinued operations was appropriate in the circumstances. The Company discussed this issue with

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Larry Spirgel
January 17, 2007
Page 8



                  PricewaterhouseCooper's engagement partner, who consulted with his National Office; all were in agreement with this accounting treatment.

                  Should the facility become further impaired in the future, any impairment charge would be reflected as a component of continuing operations when recorded. However, when the facility is ultimately sold, the Company will evaluate whether it should then be considered a component of the entity as defined in paragraph 41 of SFAS 144, and report any material gain or loss on disposal accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2006
-----------------------------------------------------

Item 2.     Management's Discussion and Analysis of Financial Conditions and
----------------------------------------------------------------------------
Results of Interim Operations, page 20
--------------------------------------

6. We note that you are accounting for Premier under the equity method during the pendency of its bankruptcy proceedings. Please tell us why your accounting is appropriate under GAAP. Also, tell us how you will account for Premier after the Court approves your $180 million debtor-in-possession financing and the basis for your accounting. Include in your response references to the appropriate accounting literature.

                  ARB 51, paragraph 2 precludes consolidation of a majority-owned subsidiary where control does not rest with the majority owners, for instance, where the subsidiary is in legal reorganization or in bankruptcy. SFAS 94, paragraph 10 states that this provision was not reconsidered in SFAS 94. As a result, Premier was deconsolidated as of the bankruptcy filing date (September 19, 2006).

                  Paragraph 15(d) of SFAS 94 amends APB 18 to clarify that this limitation to the application of consolidation accounting should also be applied as a limitation to the application of the equity method. However, the Company believes that application of the equity method after the bankruptcy filing is appropriate under our set of facts and circumstances. These facts include:

                  o The Company will continue to operate Premier as debtors-in-possession during the bankruptcy;
                  o All creditors are expected to be made whole during the bankruptcy process, i.e., no adversely affected parties are expected;
                  o Premier is expected to be in bankruptcy for a short period of time;
                  o The Company is using the bankruptcy process to achieve one narrow objective; obtaining access to the insurance proceeds (being withheld by the bond trustee) to rebuild the facility; and


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Larry Spirgel
January 17, 2007
Page 9



                  o Premier expects to report losses during the bankruptcy proceedings which would otherwise not be recorded by the Company if it applied the cost method.

                  Once the court approves the debtor-in-possession financing, the Company's accounting is not expected to change.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.



                                        Very truly yours,



                                        Joseph A. Orlando
                                        Vice President & Chief Financial Officer


cc:  Kathryn Jacobson, Staff Accountant
     Dean Suehiro, Senior Staff Accountant


















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Larry Spirgel
January 17, 2007
Page 10




EXHIBIT A
---------

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a short period of time. As of December 31, 2005, the sum of these amounts aggregated $2,687,800,000. However, since $317,300,000 of this amount is pledged as collateral pursuant to various agreements, represents investments in non-public securities or is held by subsidiaries that are party to agreements which restrict the Company's ability to use the funds for other purposes (including the Inmet shares discussed below), the Company does not consider those amounts to be available to meet the Parent's liquidity needs. The $2,370,500,000 that is available is comprised of cash and short-term bonds and notes of the United States Government and its agencies, U.S. Government-Sponsored Enterprises, the equity investment in Level 3 and other publicly traded debt and equity securities. Pursuant to a registration rights agreement entered into with Level 3, Level 3 has filed a registration statement covering the Level 3 shares and is required to keep the registration statement effective for the shorter of two years (or a longer period as set forth in the agreement), or until the distribution of the shares is completed. The Level 3 common stock is subject to a transfer restriction that limits the number of shares the Company can sell (with certain exceptions, including any single trade with one or more counterparties of at least five million shares of Level 3 common stock) on any given day until May 22, 2006; thereafter there is no restriction. The investment income realized from the Parent's cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.